EXHIBIT A

risks. Portfolio Managers are generally not limited in the markets in which they invest (either by location or type, such as large capitalization, small capitalization or foreign markets) or the investment disciplines that they may employ (such as value or growth or bottom-up or top-down analysis).

Portfolio Funds in which the Fund invests are not subject to the investment restrictions of the Fund and, unless registered under the 1940 Act, are not subject to any of the investment limitations imposed by the 1940 Act.

Temporary Investments. During periods of adverse market conditions in the securities markets, as determined by the Adviser, the Fund may temporarily invest all or any portion of its assets in high quality fixed-income securities, money market instruments or shares of money market funds, or may hold its assets as cash. The Fund also may invest in money market instruments or shares of money market funds, or hold cash, for liquidity purposes. (*See* "Investment Practices and Related Risk Factors—Money Market Instruments.")

The Fund's investment program is speculative and entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved or that its investment program will be successful. Investors should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved. Investors could lose some or all of their investment.

Potential Benefits of Investing in the Fund

By investing in the Fund, investors gain access to a group of Portfolio Managers whose services typically are not available to the general investing public, whose investment funds may be closed from time to time to new investors or who otherwise may place stringent restrictions on the number and type of persons whose money they will manage. The Fund provides investors the opportunity to participate in the investment programs of a professionally selected cross-section of Portfolio Managers, without being subject to the high minimum investment requirements that Portfolio Managers typically would impose on investors. Allocation of the Fund's assets among Portfolio Managers has the potential to reduce the volatility of investment returns from that which might be associated with a direct investment with any single Portfolio Manager.

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Borrowings

~~The Fund generally does not expect to engage in borrowings other than on a short-term or temporary basis.~~ The Fund has established a line of credit agreement with Credit Suisse International. The line of credit is used primarily for relatively short term borrowings for investment purposes (e.g., investments in Portfolio Funds pending receipt of ~~cash from~~ investor subscriptions or withdrawals from Portfolio Funds), and may also be used to meet repurchase requests, and/or for cash management purposes. (*See* "Investment Program—Borrowing; Use of Leverage.") In addition, until the Fund raises approximately $25 million of investments in its Shares, the Fund expects to use its line of credit (subject to the limits on borrowings set forth below) so as to maintain sufficient asset scale to implement its investment program in a desirable manner. During this initial, temporary period, the Fund would, in effect, be leveraging its assets and thus subject to the risks associated with leverage (see "Investment Practices and Related Risk Factors- Leverage"). Further, such use of the line of credit will result in increased expenses for the Fund during this period. See "Summary of Fund Expenses" on page 13. As a result, the Fund does not intend to borrow for purposes of leveraging its investment exposures on a long-term basis. Borrowings by the Fund, including any borrowings by the Fund on behalf of Portfolio Accounts, are subject to a 300% asset coverage requirement under the 1940 Act. Portfolio Funds that are not registered investment companies are not subject to this requirement. Borrowings for investment

requirement. Borrowings for investment purposes (a practice known as "leverage") involve certain risks. Any long-term borrowings for investment purposes (other than on a short term or temporary basis) by the Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund.

Risk Factors

The investment program of the Fund is speculative and involves substantial risks. There can be no assurance that the investment objective of the Fund will be achieved. The investment performance of the Fund will depend on the performance of the Portfolio Managers with which the Fund invests, and the Adviser's ability to select Portfolio Managers and to allocate and reallocate effectively the Fund's assets among Portfolio Managers.

An investment in the Fund involves the following general risks:

● Investing in the Fund can result in a loss of capital invested. Use of leverage, short sales and derivative transactions by Portfolio Managers can result in significant losses to the Fund.

● The Fund has a limited operating history upon which investors can evaluate its performance. However, the personnel of the Adviser responsible for managing the Fund's investment portfolio have substantial experience in managing investments and investment funds, including those that have investment programs similar to that of the Fund. (*See* "Performance Information.")

● There are special tax risks associated with an investment in the Fund. If the Fund fails to qualify for and maintain its status as a "regulated investment company" (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986 (the "Code"), the Fund may be subject to corporate income tax. If the Portfolio Funds do not provide the Fund with accurate, timely information, the Fund could fail to qualify as a RIC or be subject to an excise tax on undistributed income. The Fund may be required to liquidate investments or borrow funds to satisfy the RIC distribution requirements, including if the Fund is treated as having received income from certain investments even though it did not receive a corresponding distribution of cash. The Fund expects to invest in "passive foreign investment companies" or "PFICs" (offshore investment funds that are treated as corporations for U.S. federal tax purposes) which can subject the Fund and its investors to certain adverse tax consequences (*e.g.*, potential payments of U.S. taxes and other costs and inefficiencies, including subjecting unrealized capital gains to current taxation) not associated with investments in U.S. domestic investment partnerships. The Fund may not be eligible to, or may choose not to, make elections that would mitigate certain of the adverse tax consequences of investing in a PFIC. In addition, dividends paid by the Fund with respect to distributions it receives from PFICs will not qualify to be taxed at favorable capital gain rates. The Fund also may make investments through subsidiaries, including through U.S. corporate subsidiaries, the net income of which will generally be subject to applicable tax at the subsidiary level.

● Shares are not traded on any securities exchange or other market and are subject to substantial restrictions on transfer. (*See* "Investment Practices and Related Risk Factors," "Redemptions and Repurchases of Shares") Liquidity will be provided to shareholders only through repurchase offers expected to be made from time to time by the Fund. There is no assurance that an investor tendering Shares for repurchase in connection with a repurchase offer made by the Fund will have those Shares repurchased in that repurchase offer.

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● An investor who meets the conditions imposed by the Portfolio Managers, including administrative and accounting services necessary for the operations of the Fund.

Custodian and Escrow Agent UMB Bank, N.A., located at 1010 Grand Boulevard, Kansas City, Missouri, 64106, serves as the custodian for the Fund's assets and is responsible for maintaining custody of the Fund's cash and investments and for retaining sub-custodians to maintain custody of foreign securities held by the Fund.

UMB Bank, N.A., also serves as escrow agent (in such capacity, the "Escrow Agent") with respect to subscription monies received from prospective investors in advance of dates when Shares may be subscribed for and monies may be transmitted to the Fund, as well as with respect to monies received from the Fund in advance of dates when Shares may be tendered to the Fund and monies may be transmitted to the tendering shareholders. Amounts received from prospective investors in the Fund (in the case of subscriptions) and amounts received from the Fund (in the case of tender offers) will be held in a non-interest bearing escrow account pending the transmission to the Fund or tendering shareholders, as the case may be. If an investor's subscription is not accepted, the Escrow Agent will return the subscription monies to such investor.

UMB Bank, N.A. is an affiliate of UMB Fund Services.

Transfer Agent UMB Fund Services also serves as transfer agent and registrar with respect to Shares of the Fund.

Legal Counsel Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, NY 10036, serves as U.S. legal counsel to the Fund. The firm also acts as U.S. legal counsel to the Adviser and its affiliates with respect to certain other matters. The firm does not represent potential investors with respect to their investment in the Fund.

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SUMMARY OF FUND EXPENSES

The following table illustrates the expenses and fees that the Fund expects to incur and that shareholders can expect to bear. Currently, the Fund is offering both Class A and Class I Shares.

	Class A Shares	Class I Shares
Shareholder Transaction Expenses		
Maximum Sales (Load) (as a percentage of offering price) (1)	3.00%	None
Early Repurchase Fee (2)	5.00%	5.00%
Annual Expenses (as a percentage of net assets attributable to shares)		
Management Fee (3)	1.20%	1.20%
Distribution and Shareholder Servicing Fees (4)	0.75%	None
Interest on Line of Credit	0.26%	0.26%
Other Expenses (5)	~~2.72~~5.18%	~~2.72~~5.18%
Acquired Fund Fees and Expenses (6)	4.02%	4.02%
Total Annual Fund Operating Expenses	~~8.95~~**11.41**%	~~8.20~~**10.66**%
Less: Amount Paid or Absorbed Under Expense Limitation Agreement (7)	~~2.32~~4.78%	~~2.32~~4.78%
Net Annual Expenses (7)	6.63%	5.88%

(1)   Class I Shares are not subject to a sales load. In connection with initial and additional investments, investors in Class A Shares may be charged a sales load of up to 3.00% of the amounts transmitted in connection with their purchases of Shares. (*See* "The Offering --- Plan of Distribution.")

(2)   A 5.00% early repurchase fee will be assessed to any shareholder that has Shares repurchased during the first eleventh months following such shareholder's initial investment in the Fund (regardless of which Class of Shares). (*See* "Redemptions and Repurchases of Shares.")

(3)   The Fund pays the Adviser a monthly management fee computed at the annual rate of 1.20% on the Fund's net assets up to (and including) $1 billion, 1.10% on net assets over $1 billion and up to (and including) $5 billion, and 1.0% on net assets over $5 billion. Further, for a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund's net assets reaching $100,000,000, the Adviser has agreed to waive 100% of the Management Fee chargeable to the Fund. This waiver is not subject to recapture by the Adviser.

(4)   Class I Shares are not subject to such ongoing distribution and shareholder servicing fees. Class A Shares of the Fund are subject to ongoing distribution and shareholder servicing fees to compensate Selling Agents for selling Shares of the Fund, marketing the Fund and providing, or arranging for the provision of, ongoing investor services and account maintenance services to investors in the Fund. These fees are accrued daily as an expense of the Fund and paid monthly in an amount not to exceed, in the aggregate, 0.75% (on an annualized basis) of the net asset value of Class A Shares of the Fund. (*See* "Fees and Expenses --- Distribution and Shareholder Servicing Fees.")

(5)   "Other Expenses" shown in the table are estimated based on actual expenses incurred for the fiscal period ended March 31, 2016, but exclude organization and offering expenses. The Funds annual expense ratio will increase or decrease over time as the Fund's asset level decreases or increases, respectively, and as actual Fund expenses may vary. "Other Expenses" do not include any fees or expenses charged by a Portfolio Fund (which are reflected separately under "Acquired Fund Fees and Expenses").

(6)   Includes the fees and expenses of the Portfolio Funds in which the Fund is already invested. Specifically, a Portfolio Fund is generally expected to be subject to management fees that typically range between 1.0%-2.0% of the total net assets managed by a Portfolio Manager and performance fees or incentive allocations that typically range between 10%-20% of its net capital appreciation (if any). Fees and expenses of Portfolio Funds are based on historic fees and expenses. Future Portfolio Funds' fees and expenses may be substantially higher or lower because certain fees are based on the performance of the Portfolio Funds, which may fluctuate over time.

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(7)   The amount shown will be absorbed by the Adviser pursuant to an expense limitation and reimbursement agreement (the "Expense Limitation Agreement"). This amount does not include the voluntary management fee waiver discussed at the end of this footnote (which amounted to a waiver of 100% of the Management Fee (120 bps) during the last fiscal year). Under the Expense Limitation Agreement, the Adviser (or its affiliate) has agreed to pay or absorb the ordinary operating expenses of the Fund (including organization and offering expenses, but excluding Distribution and Shareholder Servicing Fees, interest, brokerage commissions and extraordinary expenses of the Fund), to the extent necessary to limit the ordinary operating expenses of each class of Shares of the Fund, other than the Management Fee, the Distribution and Shareholder Servicing Fee and Acquired Fund Fees and Expenses, to 0.40% per annum of the average monthly net assets of such class of Shares (the "Expense Limitation"). The Expense Limitation Agreement is in effect for at least one year from the date hereof and will remain in effect until

terminated by the Board. In consideration of the Adviser's agreement to limit the Fund's expenses, the Fund will carry forward the amount of expenses paid or absorbed by the Adviser (or its affiliate) in excess of the Expense Limitation for a period not to exceed three years from the end of the fiscal year in which they were incurred and will reimburse the Adviser (or its affiliate) such amounts. Reimbursement will be made as promptly as possible, but only to the extent it does not cause the Fund's ordinary operating expenses to exceed the Expense Limitation in effect at the time the expense was paid or absorbed. As mentioned above, in addition to the Expense Limitation, for a period ending on the earlier of the first twelve months of operations (expected to end on September 30, 2016) or the Fund's net assets reaching $100,000,000, the Adviser has voluntarily agreed to waive 100% of the Management Fee chargeable to the Fund.

	1 Year	3 Years	5 Years	10 Years
Class I:	$ 59	$ 216	$ 364	$ 693
Class A:				
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and a sales load of 3.00%:	$ 94	$ 258	$ 409	$ 739
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (without a sales load):	$ 66	$ 235	$ 391	$ 731

If your shares are repurchased by the Fund in the first eleven months that you hold them, they will be subject to the 5% early repurchase fee. The eleven month expense figure for such shares under the assumptions of this example would be $103, $106 and $110 for Class I, Class A (with 3.00% sales load) and Class A (without 3.00% sales load), respectively.

The example above is based on the fees and expenses set forth above and assumes that the Expense Limitation Agreement remains in effect for the periods shown, and also reflects the maximum 3.00% sales load that may be assessed on a $50,000 investment in the Fund.

The example assumes that the Fund's annual return is 5%. As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5%.

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, *see* "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

FINANCIAL HIGHLIGHTS

The information contained in the table below sets forth selected information of the Fund. The financial information

Tactical and Other Strategies

Portfolio Managers may invest in a variety of strategic and opportunistic investment strategies not captured above, such as certain arbitrage strategies in addition to those described above, private placements, real estate-related investments and short-term trading opportunities. Many of the Portfolio Managers have the discretion to invest in multiple strategies or to use combinations of the strategies summarized above. The Adviser and the Portfolio Managers also have the discretion to invest in high quality fixed income securities, cash and cash equivalents. The Adviser may, in its discretion, select Portfolio Managers who trade in non-U.S. markets and/or securities that are not U.S. dollar-denominated.

Negotiation of Terms

In some cases, the Adviser actively negotiates the terms of an investment with a Portfolio Manager. The primary items that may be negotiated are management fee, liquidity and reporting transparency. These revised terms are typically reflected in a "side letter" that modifies the generic offering terms.

Redemption of Investments

When determined to be appropriate, the Adviser will withdraw the Fund's investment from a Portfolio Fund. There may be certain limitations on the Fund's ability to withdraw its assets from Portfolio Funds. (*See* "Additional Risk Factors—Liquidity Risks.") These withdrawals can be for structural or strategic reasons (*e.g.*, to emphasize a certain strategy based on market conditions) or for specific reasons (*e.g.*, strategy/style drift; departure of key personnel; underperformance relative to peers or relative to expectations). Withdrawals may also be made to fund repurchase requests.

Portfolio Managers

The identity and number of Portfolio Managers will change over time. The Adviser may withdraw from or invest in Portfolio Funds in its discretion. Any retention of a Sub-Manager to manage a Portfolio Account would be subject to the approval of the Board, including a majority of the persons comprising the Board of the Fund who are not "interested persons," as defined by the 1940 Act. It would also be subject to the approval of investors in the Fund, unless the Fund seeks and obtains an order of the SEC exempting the Fund from this requirement. The Fund's participation in any Portfolio Account arrangement will be subject to the requirement that the Sub-Manager be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and the Fund's contractual arrangements with the Sub-Manager will be subject to the requirements of the 1940 Act applicable to investment advisory contracts. The termination of Portfolio Managers and the addition of Portfolio Managers that do not manage Portfolio Accounts do not require the approval of investors in the Fund.

Certain of the Portfolio Managers chosen for the Fund's portfolio may be registered as investment advisers under the Advisers Act, or similar state statutes. The Adviser does not require any Portfolio Managers it selects for the Fund to be so registered.

Borrowing; Use of Leverage

~~The Fund generally does not expect to engage in borrowings other than on a short term or temporary basis.~~ The Fund has established a line of credit agreement with Credit Suisse International. The line of credit is used primarily for relatively short term <u>or temporary</u> borrowings for investment purposes (e.g., investments in Portfolio Funds pending receipt of ~~cash from~~ investor subscriptions or withdrawals from Portfolio Funds), and may also be used to meet repurchase requests, and/or for cash management purposes. <u>In addition, until the Fund raises approximately</u>

$25 million of investments in its Shares, the Fund expects to use its line of credit (subject to the limits on borrowings set forth below) so as to maintain sufficient asset scale to implement its investment program in a desirable manner. During this initial, temporary period, the Fund would, in effect, be leveraging its assets and thus subject to the risks associated with leverage (see "Investment Practices and Related Risk Factors- Leverage"). Further, such use of the line of credit will result in increased expenses for the Fund during this period. See "Summary of Fund Expenses" on page 13.

Portfolio Funds generally are permitted to borrow money for a variety of purposes. The use of borrowings for investment purposes is known as "leverage" and involves a high degree of risk. Any borrowings for investment purposes (other than on a short-term or temporary basis) by the Fund would be made solely for Portfolio Accounts and are not a principal investment strategy of the Fund. The investment programs of certain Portfolio Managers may make extensive use of leverage.

The Fund is subject to the 1940 Act requirement that an investment company satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the investment company incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of their total assets (including such indebtedness).

These limits do not apply to the Portfolio Funds (except for Portfolio Funds that are registered under the 1940 Act) and, therefore, the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Portfolio Funds. (*See* "Investment Practices and Related Risk Factors—Leverage.") The Asset Coverage Requirement applies to borrowings by the Fund, as well as to other transactions by the Fund that can be deemed to result in the creation of a "senior security." Generally, in conjunction with investment positions for the Fund that are deemed to constitute senior securities, the Fund must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the investment position with offsetting portfolio securities. Segregation of assets or covering investment positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities. The Fund's ability to pay dividends (other than in Shares) or make any other distributions with respect to, or any repurchases of, its Shares will be restricted in the event the Asset Coverage Requirement is not met.

INVESTMENT PRACTICES AND RELATED RISK FACTORS

General

All investments made by the Fund risk the loss of capital. The Portfolio Managers may utilize such investment techniques as margin transactions, short sales, option transactions and forward and futures contracts, which practices can, in certain circumstances, maximize the adverse impact to which the Fund may be subject. No guarantee or representation is made that the Fund's program will be successful, and investment results may vary substantially over time. (*See* "Investment Program.")

This section discusses the types of financial instruments that are used by Portfolio Managers, the types of investment practices that may be used and the risk factors associated with these instruments and practices. The impact of a particular risk on a Portfolio Fund will, in turn, have a corresponding impact on the Fund.

PAST RESULTS OF THE PORTFOLIO MANAGERS SELECTED BY THE ADVISER ARE NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE. NO ASSURANCE CAN BE MADE THAT PROFITS WILL BE ACHIEVED OR THAT SUBSTANTIAL LOSSES WILL NOT BE INCURRED.